SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Certified Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                 (CUSIP Number)

                     Dan L. Pixler, Chief Executive Officer
                            Certified Services, Inc.
                        477 Madison Avenue, Twelfth Floor
                            New York, New York 10022
                                 (212) 308-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 31, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ALAN B. WILLARD
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
  (A) [ ]
  (B) [ ]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS (See Instructions)                              00
--------------------------------------------------------------------------------

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  U.S.
--------------------------------------------------------------------------------

7     SOLE VOTING POWER:                                          1,000,000
--------------------------------------------------------------------------------

  NUMBER OF
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9     SOLE DISPOSITIVE POWER                      1,000,000
    PERSON
     WITH       ----------------------------------------------------------------

                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000

--------------------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.8
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON (See Instructions)                 IN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Certified Services ("CSRV"), a corporation organized under the laws of the State of Nevada with its principal executive offices located at 477 Madison Avenue, Twelfth Floor, New York, New York 10022

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Alan B. Willard.

     (b) The business address of the reporting person is 5391 Nob Hill Road, Sunrise, Florida 33341.

     (c) The reporting person's present principal occupation is construction, and the name and the principal business address where he is employed is WBC Construction, LLC, 5391 Nob Hill Road, Sunrise, Florida 33341.

     (d)-(e) During the past five years, the reporting person, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     (f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     CSRV acquired all of the Reporting Person's interest in the Cura Group Inc., The Cura Group II, Inc. and The Cura Group III, Inc. ("Cura") for 1,000,000 shares of CSRV common stock, $.001 par value, cash in the amount of $68,055.50, a promissory note in the amount of $1,156,984.50 and possible earn-out consideration in the form of CSRV common stock.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired its interest in the Common Stock pursuant to the sale of its privately held business, Cura.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof the Reporting Person owns 1,000,000 shares of Common Stock. According to CSRV's Form 10-KSB for the fiscal year ended December 31, 2002, CSRV has outstanding 8,447,811 shares of Common Stock. Based on such number, and as of the date hereof, the Reporting Person is the record and beneficial owner of approximately 11.8% of the issued and outstanding shares of CSRV's Common Stock.

     (b) The Reporting Person has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of all, the shares of Common Stock owned by the Reporting Person and described in subsection (a) of this Item 5.

     (c) Not Applicable.

     (d) Not Applicable

     (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Share Purchase Agreement dated June 30, 2002.


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 3, 2003




                                    ---------------------------
                                    Alan B. Willard

                             Exhibit Index

     Exhibit Number          Exhibit

          1              Stock Purchase Agreement dated July 1, 2002












                            STOCK PURCHASE AGREEMENT


                                      among


                            CERTIFIED SERVICES, INC.,

                       ALAN B. WILLARD, DANNY L. WILLARD,


                  THE CURA GROUP, INC., THE CURA GROUP II, INC.
                          and THE CURA GROUP III, INC.




                            Dated as of July 1, 2002





                                TABLE OF CONTENTS


Section                                                                Page

1.   Definitions........................................................10

2.   Purchase and Sale..................................................16

3.   Representations and Warranties of Shareholders.....................19

4.   Representations and Warranties of Buyer............................29

5.   Covenants of Sellers and the Companies.............................31

6.   Covenants of Buyer.................................................35

7.   Mutual Covenants...................................................35

8.   Conditions Precedent to Obligations of the Sellers.................36

9.   Conditions Precedent to Obligations of Buyer.......................37

10.  Indemnification....................................................37

11.  Termination........................................................41

12.  General Matters....................................................42

13.  Remedies...........................................................44

14.  Notices............................................................44

15.  Governing Law......................................................46






                             SCHEDULES AND EXHIBITS


Schedule

2.4  FUB Liabilities
2.7  List of Regulated States
3.3  Required Consents
3.4  Stock Ownership
3.5  Financial Statements
3.7  Encumbrances
3.8  Real Property
3.9  Tangible Personal Property
3.10 Personal Property Leases
3.12 Equipment
3.13 Liabilities
3.14 Taxes
3.15 Litigation
3.16 Contracts
3.17 Insurance
3.18 Intellectual Property
3.19 Directors and Officers of the Company
3.20 ERISA
3.22 Certain Changes
3.23 Customers
3.27 Additional Information



Exhibit

A    Stock Option Agreement

     Dated March 8, 2002

B    Promissory Note






                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of July 1, 2002, by and among CERTIFIED SERVICES, INC., a Nevada corporation ("Buyer"), The Cura Group, Inc., a Florida Corporation ("CURA"), its wholly-owned subsidiary The Cura Group III, Inc., a Florida Corporation ("CURA III") and The Cura Group II, Inc., a Florida Corporation ("CURA II") (collectively, the "Companies" or individually a "Company") and Alan B. Willard and Danny L. Willard (the "Shareholders") (the Shareholders are sometimes hereinafter referred to as the "Sellers"). Certain other terms used herein are defined below in Section 1 or elsewhere in this Agreement.

                                    Recitals

     Whereas, the Shareholders are the owners of all the issued and outstanding capital stock of CURA and CURA II. On and subject to the terms and conditions of this Agreement, Buyer desires to purchase from Shareholders, and Shareholders desire to sell to Buyer, all of the issued and outstanding capital stock of CURA and CURA II including those shares that were the subject of the option described below (collectively, the "Cura Shares").

     Whereas, Buyer shall purchase the Cura Shares in two (2) separate transactions in which the Sellers shall initially deliver twenty percent (20%) of the Cura Shares on or before July 29, 2002, and the remaining eighty percent (80%) of the Cura Shares on or before December 30, 2002.

     Whereas, Buyer has previously acquired from Sellers an option to purchase seventy percent (70%) of the issued and outstanding capital stock of CURA and CURA II (the "Option"), pursuant to the Stock Option Agreement executed on March 8, 2002, by and among the Buyer and the Shareholders, attached hereto as Exhibit "A".

     WHEREAS, the Buyer and the Shareholders desire to cancel the Option and, pursuant to the terms and conditions set forth herein, purchase the Cura Shares.

                                   Witnesseth

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:





1.   Definitions


     For convenience, certain terms used in more than one part of this Agreement are listed in alphabetical order and defined or referred to below (such terms as well as any other terms defined elsewhere in this Agreement shall be equally applicable to both the singular and plural forms of the terms defined).

     "Acquisition Proposal" is defined in Section 5.3.

     "Action" is defined in Section 10.5(a).

     "Affiliates" means, with respect to a particular party, persons or entities controlling, controlled by or under common control with that party, as well as any officers, directors and majority-owned entities of that party or of its Affiliates. For the purposes of the foregoing, ownership, directly or indirectly, of 20% or more of the voting stock or other equity interest shall be deemed to constitute control. Notwithstanding the foregoing, the term "Affiliates" shall not include any entity other than CURA, CURA II and CURA III, in which either of the Shareholders has any ownership interest.

     "Agreement" means this Agreement and the Exhibits and Disclosure Schedules attached hereto, as each may be amended, restated, supplemented or modified from time to time.

     "Assets" means all of the assets, properties, goodwill and rights of every kind and description, real and personal, tangible and intangible, wherever situated and whether or not reflected in the most recent Financial Statements, that are owned or possessed by each of the Companies.

     "Balance Sheet" is defined in Section 3.5.

     "Balance Sheet Date" is defined in Section 3.5.

     "Benefit Plan" means: (i) as to employees employed in the United States, any (a) "employee benefit plan" as defined in Section 3(3) of ERISA, and (b) supplemental retirement, bonus, deferred compensation, severance, incentive plan, program or arrangement or other employee fringe benefit plan, program or arrangement; and (ii) as to employees employed outside the United States of America, all employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices.

     "Business"   means  the   business  of  providing   professional   employer
organization services and co-employment, human resources and labor management services.

     "Buyer Indemnifiable Damages" is defined in Section 10.1.

     "Buyer Indemnified Party" is defined in Section 10.1.

     "Buyer Shares" is defined in Section 2.2.

     "Charter   Documents"   means  an  entity's   certificate  or  articles  of
incorporation, certificate defining the rights and preferences of securities, articles of organization, general or limited partnership agreement, certificate of limited partnership, joint venture agreement or similar document governing the entity.

     "Claim Notice" is defined in Section 10.3(a).

     "Claim Response" is defined in Section 10.3(a).

     "Closing" is defined in Section 2.3.

     "Closing   Certificates"   means  the   certificates  to  be  delivered  by
Shareholders under Section 8.3 and any other provisions hereof.

     "Closing Date" may be used to refer to the date of the Initial Closing or the Final Closing, as the case may be.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Collateral Releases" is defined in Section 2.4.

     "Company Contracts" is defined in Section 3.16.

     "Confidential Information" means any trade secrets of the Company and any information concerning the businesses and affairs of the Company that is not already generally available to the public, including personnel information, know-how and other technical information, customer lists, customer information and supplier information.

     "Contract"   means  any  written  or  oral  contract,   agreement,   lease,
instrument, or other commitment that is binding on any person or its property under applicable law.

     "Court Order" means any judgment, decree, injunction, order or ruling of any federal, state, local or foreign court or governmental or regulatory body or authority that is binding on any person or its property under applicable law.

     "Cura Shares" is defined in Section 2.1.

     "Damages" is defined in Section 10.1.

     "Default" means (a) a breach, default or violation, (b) the occurrence of an event that with or without the passage of time or the giving of notice, or both, would constitute a breach, default or violation, or (c) with respect to any Contract, the occurrence of an event that with or without the passage of time or the giving of notice, or both, would give rise to a right of termination, renegotiation or acceleration or a right to receive damages or a payment of penalties.

     "Disclosure Schedule" means any of the schedules referred to herein containing information relating to any of the Sellers that have been provided to Buyer on the date hereof.

     "EBITDA" means the earnings before interest, taxes, depreciation and amortization of the Companies and their subsidiaries on a consolidated basis as determined by independent certified public accountants or auditors in accordance with GAAP.

     "Encumbrances"  means  any  lien,  mortgage,   security  interest,  pledge,
restriction on transferability, defect of title or other claim, charge or encumbrance of any nature whatsoever on any property or property interest.

     "Environmental Condition" is defined in Section 3.15(b).

     "Environmental Law" means all Laws and Court Orders currently applicable to the Companies relating to pollution and protection of the public or the environment as well as any principles of common law under which a party may be held liable for the release or discharge of any Hazardous Substances into the environment.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Expiration Date" is defined in Section 10.4.

     "Final Closing" is defined in Section 2.3(b).

     "Finance Agreement" is defined in Section 2.7.

     "Financial Statements" is defined in Section 3.5.

     "FUB Liabilities" is defined in Section 2.4.

     "GAAP" means generally accepted accounting principles in the United States as in effect, from time to time.

     "Governmental   Permits"   means  all   governmental   permits,   licenses,
registrations, certificates of occupancy, approvals and other governmental authorizations.

     "Hazardous Substances" means any toxic or hazardous gaseous, liquid or solid material or waste that may or could pose a hazard to the environment or human health or safety including (i) any "hazardous substances" as defined by the federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sec. 9601 et seq., (ii) any "extremely hazardous substance," "hazardous chemical," or "toxic chemical" as those terms are defined by the federal Emergency Planning and Community Right-to-Know Act, 42 U.S.C. sec. 11001 et seq., (iii) any "hazardous waste," as defined under the federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. sec. 6901 et seq., (iv) any "pollutant," as defined under the federal Water Pollution Control Act, 33 U.S.C. sec. 1251 et seq., as any of such laws in clauses (i) through (iv) as amended, and (v) any regulated substance or waste under any Environmental Laws or Court Orders that have been enacted, promulgated or issued by any federal, state or local governmental authorities concerning protection of the environment.

     "Immaterial Lease" is defined in Section 3.10.

     "Indemnifiable Loss" is defined in Section 10.6.

     "Incentive Consideration" is defined in Section 2.2.

     "Indemnified Party" is defined in Section 10.3(a).

     "Indemnitor" is defined in Section 10.3(a).

     "Indemnity Payment" is defined in Section 10.6.

     "Initial Closing" is defined in Section 2.3(a).

     "Intellectual Property" means any copyrights, patents, trademarks, servicemarks, trade names, information, proprietary rights, processes, technology rights and licenses, trade secrets, franchises, know-how, inventions and other intellectual property.

     "Knowledge" means actual knowledge.

     "Inventory" means all inventory, including raw materials, supplies, work in process and finished goods.

     "Law" means any statute, law, ordinance, regulation, order or rule of any federal, state, local, foreign or other governmental agency or body or of any other type of regulatory body, other than an Environmental Law, including those covering energy, safety, health, transportation, bribery, recordkeeping, zoning, anti-discrimination, antitrust, wage and hour, and price and wage control matters.

     "Liability" means any direct or indirect liability, indebtedness, obligation, claim, loss, damage, deficiency, guaranty or endorsement of or by the Company, absolute or contingent, accrued or unaccrued, due or to become due, liquidated or unliquidated.

     "Liquidated Claim Notice" is defined in Section 10.3(a).

     "Litigation" means any lawsuit, action, arbitration, administrative or other proceeding, criminal prosecution or governmental investigation or inquiry.

     "Loan Consideration" is defined in Section 2.2.

     "Material Adverse Effect" means a material adverse effect on the Business of the Companies taken as a whole, including the Assets, financial condition, results of operations, competitive position and products.

     "Minor Contract" means any Contract that is terminable by a party on not more than 30 days' notice without any Liability and any Contract under which the obligation of a party (fulfilled and to be fulfilled) involves an amount of less than $10,000.

     "Notes" is defined in Section 2.2(c).

     "Ordinary course" or "ordinary course of business" means the ordinary course of business that is consistent with past custom and practice (including with respect to quantity and frequency).

     "Patents" means all patents, patent applications, and inventions and discoveries that may be patentable.

     "Per Share Price" is defined in Section 2.2(d).

     "Person" means any natural person, corporation, partnership, limited liability company, proprietorship, association, trust or other legal entity.

     "Personal Property Leases" is defined in Section 3.10.

     "Prime Rate" means the prime lending rate as announced from time to time in The Wall Street Journal.

     "Pro Rata Portion" is defined in Section 2.2.

     "Purchase Price" is defined in Section 2.1.

     "Real Estate Leases" is defined in Section 3.8.

     "Real Property" is defined in Section 3.8.

     "Regulated State" is defined in Section 2.7.

     "Response Period" is defined in Section 10.3(a).

     "Securities Act" means the Securities Act of 1933, as amended.

     "Sellers Indemnified Party" is defined in Section 10.2.

     "Stock Consideration" is defined in Section 2.2.

     "Taxes" means all taxes, duties, charges, fees, levies or other assessments imposed by any taxing authority including, without limitation, income, gross receipts, value-added, excise, withholding, personal property, real estate, sale, use, ad valorem, license, lease, service, severance, stamp, transfer, payroll, employment, customs, duties, alternative, add-on minimum, estimated and franchise taxes (including any interest, penalties or additions attributable to or imposed on or with respect to any such assessment).

     "Tax Return" means any return (including any information return), report, statement, schedule, notice, form, estimate or declaration of estimated tax relating to or required to be filed with any governmental authority in connection with the determination, assessment, collection or payment of any Tax.

     "Trade Secrets" means all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints, owned, used or licensed (as licensor or licensee) by the Companies, except for any such item that is (i) generally available to the public, (ii) becomes available to a Person on a non-confidential basis from a source other than the Companies or their representatives, which has represented to the Person (and which the Person has no reason to disbelieve after due inquiry) that it is entitled to disclose it or
(iii) was in the possession of or was known to the Person on a non-confidential basis prior to the disclosure thereof to the Person by the Companies or its representatives.

     "Transaction Documents" means this Agreement and the documents contemplated hereby including, without limitation, the Notes.

     "Transactions" means the sale of the Cura Shares and the other transactions contemplated by the Transaction Documents.

     "Unliquidated Claim" is defined in Section 10.3(a).

     "Welfare Plan" is defined in Section 3.20.


2.   Purchase and Sale

     2.1 Purchase and Sale. Subject to the terms and conditions contained in this Agreement, Sellers shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase from Sellers, all of the Sellers' issued and outstanding shares of capital stock of any form, class or designation of CURA and CURA II (the "Cura Shares"), in exchange for a minimum purchase price of Two Million Four Hundred Fifty Thousand Dollars ($2,450,000) (the "Purchase Price"), which shall be paid under the terms and conditions as set forth herein.

     2.2 Purchase Price. The Purchase Price for the Cura Shares shall be delivered to the Shareholders in two (2) separate closings as set forth herein as follows: (i) two million (2,000,000) shares of Buyer's common stock, par value $.001 per share ("Buyer Shares") ("Stock Consideration"); (ii) cash in the amount of One Hundred Thirty Six Thousand One Hundred Eleven Dollars ($136,111) ("Cash Consideration"); (iii) promissory notes in the aggregate amount of Two Million Three Hundred Thirteen Thousand Eight Hundred Eighty Nine Dollars ($2,313,889), as described below ("Loan Consideration"); and (iv) an earn-out payment related to the EBITDA of the Companies as described below ("Incentive Consideration").

     The Purchase Price shall be paid to the Shareholders pro rata in accordance with their ownership of the Cura Shares immediately prior to the Initial Closing as set forth in SCHEDULE 3.4 (the "Pro Rata Portion").

     Notwithstanding the foregoing, the Loan Consideration shall be reduced dollar-for-dollar to the extent that at Closing (i) the Companies shall not have properly accounted for sufficient reserves to satisfy all workers' compensation claims incurred prior to July 1, 2002, and (ii) the Companies shall have any material liabilities other than those incurred in the normal course of business and not reflected in their financial statements dated June 30, 2002. Such reduction shall be allocated against the first payment to be made to Shareholders after determination and carried forward against any future payments until the reduction is reduced to zero.

     (a) Issuance of Stock Consideration. The Stock Consideration shall be issued by the Buyer to the Shareholders as follows: on the Initial Closing, the Buyer shall issue to Sellers two million (2,000,000) newly-issued Buyer Shares.

     (b) Cash Consideration. Buyer shall deliver cash to the Sellers in the amount of One Hundred Thirty-Six Thousand One Hundred Eleven Dollars ($136,111.00) to be paid in two (2) equal installments of Sixty Eight Thousand Fifty-Five and 50/100 Dollars ($68,055.50). The first installment will be delivered to the Sellers on or before November 1, 2002, and the second installment will be delivered to the Sellers on or before December 1, 2002.

     (c) Loan Consideration.  On the Final Closing Date, Buyer shall execute two
(2) promissory notes, one in the favor of Danny L. Willard and one in the favor of Alan B. Willard, each for the principal amount of One Million One Hundred Fifty Six Thousand Nine Hundred Forty-Four and 50/100 Dollars ($1,156,944.50), with interest at the rate of 6% per annum, payable in thirty-four (34) equal monthly principal installments of $34,027.77 plus applicable interest, the first of such installments to be paid on January 2, 2003, each such note shall be substantially in the form of Exhibit "C" (the "Notes").

     (d) Incentive Consideration. Incentive Consideration consisting of Buyer Shares in the quantity set forth herein ("Incentive Shares") to be delivered to the Shareholders, in accordance with their Pro Rata Portion, in the event the EBITDA of the Companies for the period of July 1, 2002, to June 30, 2003, equals or exceeds $3,000,000 after exclusion of all income generated as the results of Buyer's acquisitions not in the ordinary course and any management fees Buyer may charge the Companies during this period. The number of Incentive Shares to be delivered shall be the number of Buyer Shares that is equal to One Million Dollars ($1,000,000) divided by a denominator equal to the average closing sale price for the Buyer Shares on the principal securities exchange or market on which the shares are traded for the thirty (30) trading days prior to the delivery date (the "Per Share Price"). The Incentive Shares shall be delivered by the Buyer fifteen (15) days after the Buyer has filed its quarterly report for the second quarter of 2003 on Form 10-Q with the Securities and Exchange Commission.

     2.3 Closings. The purchase of the Cura shares shall occur in two separate transactions as described below (each a "Closing"):

     (a) On July 26, 2002 (the "Initial Closing"), in exchange for the Stock Consideration and the Cash Consideration, the Sellers shall deliver to the Buyer twenty percent (20%) of the Cura Shares as follows: (i) twenty (20) shares of the common stock of CURA and (ii) ten thousand two hundred (10,200) shares of the common stock of CURA II; and

     (b) On December 30, 2002 (the "Final Closing"), in exchange for the Loan Consideration, the Sellers shall deliver to the Buyer the remaining eighty percent (80%) of the Cura Shares as follows: (i) eighty (80) shares of the common stock of CURA and (ii) forty thousand eight hundred (40,800) shares of the common stock of CURA II.

     2.4 Payment of Indebtedness. On or before July 2, 2003, Buyer shall cause all of the Companies' liabilities to First Union Bank that exist on the date of the Final Closing (the "FUB Liabilities") and that are set forth in SCHEDULE 2.4, to be replaced, cancelled or paid in full and shall have removed as guarantors of the FUB Liabilities the Shareholders and any of their affiliates that were listed as guarantors of the FUB Liabilities on the date of the Final Closing (the "Collateral Releases"). Notwithstanding the foregoing, obtaining the Collateral Releases shall in no manner be a condition precedent to the closing or a ground for termination (such grounds for termination more fully described in Section 11.1).

     2.5 [Intentionally deleted.]

     2.6 Items to be Delivered Immediately Prior to or at Closing.


     (a) At or immediately prior to the Initial Closing: (i) Sellers shall deliver to Buyer a certificate or certificates representing twenty percent (20%) of the Cura Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank; (ii) Sellers shall deliver to Buyer, and Buyer shall deliver to Sellers, the certificates referred to in Sections 8 and 9; (iii) Buyer shall deliver to the Shareholders the Cash Consideration and certificates representing the Buyer Shares evidencing the Stock Consideration.

     (b) At or immediately prior to the Final Closing: (i) Sellers shall deliver to Buyer a certificate or certificates representing the remaining eighty percent (80%) of the Cura Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank; (ii) Sellers shall deliver to Buyer, and Buyer shall deliver to Sellers, the certificates referred to in Sections 8 and 9; (iii) Buyer shall deliver to the Shareholders the Notes; and (iv) Sellers shall deliver to Buyer the written resignation of Danny L. Willard as a member of the Board of Directors.

     2.7 Acknowledgement of Change of Control. Buyer acknowledges and understands that consummation of the Final Closing will constitute a "change of control" of each of CURA, CURA II, and CURA III, pursuant to, among other things, (a) that certain Finance Agreement, effective as of December 31, 2001, by and between CURA and National Fire Insurance of Hartford, Continental Casualty Company and Transcontinental Insurance Company (the "Finance Agreement"), and (b) the provisions of various state laws governing professional employer organizations in those states identified on SCHEDULE 2.7 (each a "Regulated State"). Buyer agrees to assume all of the risks associated with such changes of control, including without limitation, those risks arising under the Finance Agreement and those risks arising under the laws and regulations of each of the Regulated States. Sellers shall have no liability to Buyer or otherwise for any costs or consequences resulting from any such "change in control," and Seller shall be indemnified and held harmless by Buyer for any such costs or other consequences in accordance with the indemnity provisions of Section 10.2.


3.   Representations and Warranties of Shareholders

     Each Shareholder, jointly and severally, hereby represents and warrants to Buyer, with all such representations and warranties, other than those in Sections 3.1, 3.2 and 3.4, being made as of June 30, 2002 only, as follows:

     3.1 Corporate Status. The Companies are corporations duly organized, validly existing and in good standing under the Laws of the State of Florida and are qualified to do business as foreign corporations in the jurisdictions where they are required to be so qualified unless the failure to be so qualified would not have a Material Adverse Effect. The Charter Documents and bylaws of the Companies that have been delivered to Buyer as of the date hereof are effective under applicable Laws and are current, correct and complete.

     3.2 Authorization Delivered. Each Seller has the requisite power and authority to execute and deliver the Transaction Documents to which they are a party and to perform the Transactions performed or to be performed. Each Transaction Document executed and delivered by the Sellers has been duly executed and delivered by each Seller and constitutes a valid and binding obligation of the Sellers, enforceable against such Seller in accordance with its terms, except as limited by applicable bankruptcy, creditor, insolvency and other laws of similar effect and by general principles of equity.

     3.3 Consents and Approvals. Except as set forth in Section 2.7 herein and on SCHEDULE 3.3 attached hereto, neither the execution and delivery by any Seller of the Transaction Documents to which it is a party, nor the performance of the Transactions performed or to be performed by any Seller, require any filing, consent or approval, constitute a Default or cause any payment obligation to arise under (a) any Law or Court Order to which any Seller is subject, (b) the Charter Documents or bylaws of the Companies or (c) any material Contract, Governmental Permit or other document to which the Companies are a party or by which the properties or other assets of the Companies may be subject.

     3.4 Stock Ownership.

     (a) The Shareholders are the sole record and beneficial owners of all of the issued and outstanding shares of capital stock of any form, class and designation of CURA and CURA II, and the respective shares owned by the Shareholders are specified on SCHEDULE 3.4. CURA is the sole record and beneficial owner of all of the issued and outstanding shares of any form, class and designation of CURA III. There exists no options, warrants, calls, commitments or other rights of any character (including conversion or preemptive rights) relating to the acquisition of any issued or unissued common stock or other securities of the Companies other than the Option.

     (b) The Sellers recognize that the Buyer would have no adequate remedy at law if the Sellers have created, issued or otherwise transferred, any shares of the capital stock not set forth in SCHEDULE 3.4. Therefore, the Sellers hereby agree and covenant that the existence of any shares not set forth in SCHEDULE
3.4 shall be retired, cancelled, and dispossessed of any voting, liquidation, dividend or other rights.

     3.5 Financial Statements. Attached hereto as SCHEDULE 3.5 are the following consolidated financial statements of CURA (collectively, the "Financial Statements"): (a) the balance sheets as of December 31, 1999, 2000 and 2001 (each a "Balance Sheet") and the audited related statements of operations, shareholders' equity and cash flows for the fiscal years ended December 31, 1999, 2000, and 2001 and (b) the unaudited profit and loss statements for the six months ended June 30, 2002 (the "Balance Sheet Date"). The audited Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial position of the Companies, and the results of its operations and its cash flows for the period then ended.

     3.6 Financial Condition. As a material inducement to the Buyer, the Shareholders represent that the Companies had a combined stockholders' impairment of ($1,854,380) as of December 31, 2001. To the extent that the Companies' stockholders' impairment as of December 31, 2001 is greater than ($1,854,380), the Purchase Price will be reduced, dollar for dollar.

     3.7 Title to Assets and Related Matters. The Companies have good and marketable title to, valid leasehold interests in or valid licenses to use, all of their Assets, free from any Encumbrances except those specified in SCHEDULE 3.7.

     3.8 Real Property. SCHEDULE 3.8 lists all real estate used in the operation of the Business as well as any other real estate that is owned, in the possession of or leased by the Companies and the improvements (including and other structures) located on such real estate (collectively, the "Real Property"), and lists any lease agreements to which any of the Companies is a party (the "Real Estate Leases").

     3.9 Certain Personal Property. SCHEDULE 3.9 lists each item of tangible personal property that was reflected in the audited Financial Statements and that has a fair market value in excess of $5,000. Except for those items subject to the Personal Property Leases and certain computer hardware and software owned by the Companies' employees or consultants with an aggregate value of less than $5,000, no Person other than the Companies own any vehicles, material equipment or other material tangible assets located on the Real Property that have been used in the Business or that are necessary for the operation of the Business.

     3.10 Personal Property Leases. SCHEDULE 3.10 lists all existing lease agreements to which any of the assets or properties (other than Real Property) used by the Companies in the operation of the Business are subject, except those lease agreements under which the aggregate annual payments are less than $10,000 (each, an "Immaterial Lease"). All such leases (excluding Immaterial Leases) are referred to herein as the "Personal Property Leases."

     3.11 Accounts Receivable. All accounts receivable of the Companies (a) are valid and genuine, (b) arise out of bona fide sales and deliveries of goods, performance of services or other business transactions, (c) are not subject to valid defenses, set-offs or counterclaims other than normal returns and allowances, and (d) were generated only in the ordinary course of business.

     3.12 Equipment. All equipment reflected on the Balance Sheet and all equipment owned by the Companies was acquired and has been maintained in accordance with the regular business practices of the Companies, consists of items of a quality and quantity useable in the ordinary course of the Companies' business consistent with past practice, and is valued in conformity with GAAP applied on a consistent basis. Except as set forth on SCHEDULE 3.12, no significant amount of such equipment is obsolete.

     3.13 Liabilities. The Companies do not have any material Liabilities, other than (a) Liabilities specified in SCHEDULE 3.13, (b) Liabilities specified in their respective Balance Sheets (except as heretofore paid or discharged), (c) Liabilities incurred in the ordinary course of business since the Balance Sheet Date that, individually or in the aggregate, are not material to the Business, or (d) Liabilities under any Contracts that were not required under GAAP to have been specifically disclosed or reserved for on their respective Balance Sheets.

     3.14 Taxes. Except as set forth on SCHEDULE 3.14, the Companies' Tax matters are described below:


     (a) The Companies have timely filed all Tax Returns required to be filed. All such Tax Returns are true, correct and complete in all respects. The Companies have paid in full on a timely basis all Taxes owed by it, whether or not shown on any Tax Return, except where the failure to file such return or pay such taxes would not have a Material Adverse Effect. No claim has ever been made by an authority in a jurisdiction where the Companies do not file Tax Returns that the Companies are subject to taxation in that jurisdiction.

     (b) There are no ongoing examinations or claims against the Companies for Taxes, and no notice of any audit, examination or claim for Taxes, whether pending or threatened, has been received. The Companies have not waived or extended the statute of limitations with respect to the collection or assessment of any Tax.

     (c) From its date of incorporation, each of the Companies has operated pursuant to a taxable year end of December 31 and has utilized the accrual method of accounting for income Tax purposes.

     (d) The Companies have withheld and paid all Taxes required to have been withheld and paid, and have complied with all information reporting and backup withholding requirements, including record maintenance requirements, in connection with amounts paid to any employee, independent contractor, creditor, or third party.

     (e) Copies of (i) any Tax examinations, (ii) extensions of statutory limitations for the collection or assessment of Taxes, and (iii) the Tax Returns of the Companies for the last two fiscal years have been made available to Buyer.

     (f) There are no Liens on the Assets relating to or attributable to Taxes. To the Shareholders' Knowledge, there is no basis for the assertion of any claim relating to or attributable to Taxes, except for taxes not yet due, which, if adversely determined, would result in a Lien on the Assets of the Companies or otherwise have a material adverse effect on the Business of either of the Companies.

     (g) The Companies have not filed a consent under Section 341(f) of the Code. The Companies are not and have not been a United States real property holding company within the meaning of Section 897(c) of the Code during the period specified in Section 897(c)(1)(A)(I) of the Code.

     (h) The Companies have not been at any time, a party to a tax sharing, tax indemnity or tax allocation agreement, and the Companies have not assumed by contract the tax liability of any other person.

     3.15 Legal Proceedings and Compliance with Law.

     (a) To the Sellers' Knowledge, except as set forth on SCHEDULE 3.15 and the Companies' non-compliance with the financial requirements of each of Florida, Texas and South Carolina, (i) there is no Litigation that is pending or, to Sellers' Knowledge, threatened against the Companies, (ii) no Default exists under any Laws or Environmental Laws, and (iii) the Companies have not received any notices from any governmental entity alleging any Defaults under any Laws or Environmental Laws. To the Sellers' Knowledge, the Companies are not in Default of any Court Order.

     (b) Without limiting the generality of Section 3.15(a), to the Sellers' Knowledge, there is not any Environmental Condition (i) at the premises at which the Business has been conducted by the Companies (ii) at any property owned, leased, occupied or operated at any time by the Companies, or (iii) at any property at which wastes have been deposited or disposed of by or at the behest or direction of the Companies, nor have the Companies received written notice of any such Environmental Condition. "Environmental Condition" means any condition or circumstance, including the presence of Hazardous Substances, whether created by the Companies or a third party, at or relating to any such property or premises specified in any of clauses (i) through (iii) above that did, does or may reasonably be expected to give rise to any civil or criminal liability on the part of the Companies under an Environmental Law.

     (c) The Companies have delivered to Buyer complete copies of any written reports, studies or assessments in the possession or custody of the Companies or any Seller that relate to any Environmental Condition and SCHEDULE 3.15 lists all other reports, studies and assessments concerning the environment of which any Seller has Knowledge.

     (d) Except as set forth on SCHEDULE 3.15, to the Sellers' Knowledge, (i) the Companies have obtained and are in substantial compliance with all material Governmental Permits that are required in the operation of the Business as currently operated or that relate to the Real Property, (ii) all of such Governmental Permits are currently valid and in full force, and (iii) the Companies have timely filed such renewal applications as may be required with respect to its Governmental Permits. To the Sellers' Knowledge, no revocation, cancellation or withdrawal of any Governmental Permit has been threatened.

     3.16 Contracts.

     (a) SCHEDULE 3.16 lists all Contracts of the following types to which the Companies are a party or by which it is bound, except for Minor Contracts:

               (i) Any contract with any present or former Seller, director, officer, employee, partner or consultant of the Companies or any Affiliate thereof.

               (ii) Any contract for the future purchase of, or payment for, supplies or products, or for the lease of any real or personal property or for the performance of services by a third party that involves an amount in excess of $10,000;

               (iii) Any contract to sell or supply products or to perform services that involves an amount in excess of $10,000;

               (iv) Any contract to lease to or to operate for any other party any real or personal property that involves an amount in excess of $10,000;

               (v) Any notes, debentures, bonds, conditional sale agreements, equipment trust agreements, letter of credit agreements, reimbursement agreements, loan agreements or other Contracts for the borrowing or lending of money (including loans to or from officers, directors, partners, Shareholders or Affiliates of the Companies or any members of their immediate families), agreements or arrangements for a line of credit or for a guarantee of, or other undertaking in connection with, the indebtedness of any other Person;

               (vi) Any Contracts under which any Encumbrances exist; and

               (vii) Any other Contracts (other than Minor Contracts and those described in any of (i) through (vi) above) not made in the ordinary course of business.

     (b) The Contracts listed in SCHEDULE 3.16 and the Minor Contracts excluded from SCHEDULE 3.16 based on the term or amount thereof are referred to herein as the "Company Contracts." Except as set forth on SCHEDULE 3.16, the Companies are not in Default under any Company Contracts (including any Real Estate Leases and Personal Property Leases) that would have a Material Adverse Effect. The Companies have not received any communication from, or given any communication to, any other party indicating that the Companies or such other party, as the case may be, is in Default under any Company Contract. To the Knowledge of the Sellers, (i) none of the other parties to any such Company Contract is in Default thereunder, and (ii) each such Company Contract is enforceable against the other parties thereto in accordance with the terms thereof.

     3.17 Insurance. All policies or binders of insurance held by or on behalf of the Companies, specifying with respect to each policy the insurer, the amount of the coverage, the type of insurance, the risks insured, the expiration date, the policy number, and any pending claims thereunder have previously been delivered to Buyer by the Companies. Except as set forth on SCHEDULE 3.17, to the Sellers' Knowledge, there is no Default with respect to any such policy or binder, nor has there been any failure to give any notice or present any claim under any such policy or binder in a timely fashion or in the manner or detail required by the policy or binder. The Companies have not received any notice of nonrenewal or cancellation with respect to, or disallowance of any claim under, any such policy or binder.

     3.18 Intellectual Property

     (a) Intellectual Property. The Companies have good and valid title to and ownership of all Intellectual Property necessary for its Business and operations (as now conducted and as proposed to be conducted). A list of all Intellectual Property owned by the Companies is set forth on SCHEDULE 3.18. There are no outstanding options, licenses or agreements of any kind to which the Companies are a party or by which it is bound relating to any Intellectual Property, whether owned by the Companies or another person, except as disclosed on
SCHEDULE 3.18. To the Knowledge of the Sellers, the Business of the Companies as formerly and presently conducted did not and does not conflict with or infringe upon any Intellectual Property right, owned or claimed by another.

     (b) Contracts. SCHEDULE 3.18 lists all Contracts relating to Intellectual Property to which a Company is a party or by which a Company is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs having a value of less than $5,000 under which any Company is a licensee and lists any royalties paid or received by the Companies. There are no outstanding and, to Sellers' Knowledge, no threatened disputes or disagreements with respect to any such agreement.

     (c) Know-How Necessary for the Business. The Intellectual Property included in the Assets constitutes all of the Intellectual Property that is, to the Shareholders' Knowledge, necessary for the operation of the Business as it is currently conducted. Except as described on SCHEDULE 3.18, the Companies are the owners of all right, title and interest in and to each item of Intellectual Property, free and clear of any Encumbrances, and to the Knowledge of the Sellers, have the right to use without payment to a third party all of the Intellectual Property.

     3.19 Employees. No Company is (a) a party to, involved in or, to the Sellers' Knowledge, threatened by, any labor dispute or unfair labor practice charge, or (b) currently negotiating any collective bargaining agreement. The Companies have not experienced during the last three years any work stoppage. Sellers have delivered to Buyer a complete and correct list of the names and salaries, bonus and other cash compensation of all employees (including officers) of the Companies. SCHEDULE 3.19 lists the directors and officers of the Companies.

     3.20 ERISA

     (a) SCHEDULE 3.20 contains a complete list of all Benefit Plans sponsored or maintained by the Companies or under which the Companies are obligated. Shareholders have delivered to Buyer (i) accurate and complete copies of all such Benefit Plan documents and all other material documents relating thereto, including (if applicable) all summary plan descriptions, summary annual reports and insurance contracts, (ii) accurate and complete detailed summaries of all unwritten Benefit Plans, (iii) to the Shareholders' knowledge, accurate and complete copies of the most recent financial statements and actuarial reports with respect to all such Benefit Plans for which financial statements or actuarial reports are required or have been prepared, and (iv) accurate and complete copies of all required annual reports for all such Benefit Plans prepared within the last three years. SCHEDULE 3.20 denotes which such Benefit Plans provide benefits that are funded through an insurance policy by placing the word "insured" next to such Benefit Plan.

     (b) To the Knowledge of any of the Sellers, all such Benefit Plans conform (and at all times have conformed) in all material respects to, and are being administered and operated (and have at all times been administered and operated) in material compliance with, the requirements of ERISA, the Code and all other applicable Laws. All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all such Benefit Plans have been timely filed or delivered. To the Knowledge of any of the Sellers, there have not been any "prohibited transactions," as such term is defined in Section 4975 of the Code or Section 406 of ERISA involving any of the Benefit Plans, that would subject any Seller or the Company to any material penalty or tax imposed under the Code or ERISA.

     (c) Except as is set forth in SCHEDULE 3.20, any such Benefit Plan that is intended to be qualified under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code has been determined by the Internal Revenue Service to be so qualified or an application for such determination is pending. Any such determination that has been obtained remains in effect and has not been revoked, and with respect to any application that is pending, the Companies do not have any reason to suspect that such application for determination will be denied. Nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption, or result in the imposition of excise taxes on the Companies or income taxes on unrelated business income under the Code or ERISA with respect to any such Benefit Plan.

     (d) The Companies do not sponsor a defined benefit plan subject to Title IV of ERISA, nor do they have a current or contingent obligation to contribute to any multi-employer plan (as defined in Section 3(37) of ERISA). The Companies do not have any liability with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) other than with respect to such Benefit Plans.

     (e) There are no pending or, to the Sellers' Knowledge, any threatened claims by or on behalf of any such Benefit Plans, or by or on behalf of any individual participants or beneficiaries of any such Benefit Plans, alleging any breach of fiduciary duty on the part of the Companies or any of their officers, directors or employees under ERISA or any other applicable regulations, or claiming benefit payments (other than those made in the ordinary operation of such plans), nor is there, to the Sellers' Knowledge, any basis for such claim. The Benefit Plans are not the subject of any pending (or to Seller's Knowledge, any threatened) investigation or audit by the Internal Revenue Service or the Department of Labor.

     (f) The Companies have timely made all required contributions under such Benefit Plans.

     (g) With respect to any such Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) (a "Welfare Plan") and except as specified in SCHEDULE 3.20, (i) each Welfare Plan for which contributions are claimed by the Company as deductions under any provision of the Code complies with all applicable requirements pertaining to such deduction,
(ii) with respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a Welfare Plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code, (iii) any Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, with all of the applicable requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act and the Social Security Act, and (iv) all Welfare Plans may be amended or terminated at any time on or the Closing Date. Except as specified in SCHEDULE 3.20, no Benefit Plan provides any health, life or other welfare coverage to employees of the Companies beyond termination of their employment with the Companies by reason of retirement or otherwise, other than coverage as may be required under Section 4980B of the Code or Part 6 of ERISA, or under the continuation of coverage provisions of the laws of any state or locality.

     3.21 Corporate Records. The minute books of the Companies contain complete, correct and current copies of their Charter Documents and bylaws and of all minutes of meetings, resolutions and other proceedings of their Board of Directors and Shareholders. The stock record books of the Companies are complete, correct and current.

     3.22 Absence of Certain Changes. Except as contemplated by this Agreement, the Companies have conducted the Business in the ordinary course since inception. Since the Balance Sheet Date, except as set forth on SCHEDULE 3.22, there has not been to the Sellers' Knowledge:

     (a) any change that has had or is reasonably likely to have a Material Adverse Effect;

     (b) any declaration or payment of any dividend or purchase or redemption of shares;

     (c) any increase in the compensation payable or to become payable to any director, officer, employee or agent, except for increases for non-officer employees made in the ordinary course of business, nor any other change in any employment or consulting arrangement except in the ordinary course of business;

     (d) any sale, assignment or transfer of Assets, or any additions to or transactions involving any Assets, other than those made in the ordinary course of business;

     (e) other than in the ordinary course of business, any waiver or release of any claim or right or cancellation of any debt held;

     (f) any material decrease in the Companies' working capital;

     (g) other than in the ordinary course of business, any incurrence of indebtedness for borrowed money or issuance of any debt securities; or

     (h) any payments to any Affiliate of the Companies.

     3.23 Customers. The Companies have used reasonable business efforts to maintain, and currently maintains, good working relationships with all of its customers except where the failure to have such a relationship would not have a Material Adverse Effect on the Business. SCHEDULE 3.23 contains a list of the names of each of the 10 customers that, in the aggregate, for the period from January 1, 2001, through December 31, 2001, were the largest dollar volume customers of products or services, or both, sold by the Companies. None of such customers has given the Companies written notice terminating, canceling or threatening to terminate or cancel any Contract or relationship with the Companies or the Affiliates.

     3.24 Previous Sales; Warranties. The Companies have not breached any express or implied warranties in connection with the sale or distribution of goods or the performance of services, except for breaches that, individually and in the aggregate, are not material and are consistent with the past practices of the Business.

     3.25 Finder's Fees. Gordon Stone was retained by the Sellers to provide investment advisory and consultive services to the Sellers in connection with the Transactions and Buyer has agreed to pay the compensation due to Gordon Stone notwithstanding that said compensation is the sole responsibility of the Sellers. No other Person has been retained by the Sellers that will be entitled to any commission or finder's or similar fee in connection with the Transactions.

     3.26 Accuracy of Information. To the Seller's Knowledge, no representation or warranty by the Companies or any Seller in any Transaction Document, and no information contained therein contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which such statements were made.

     3.27 Additional Information SCHEDULE 3.27 accurately lists the following:


     (a) the names and addresses of every bank or other financial institution in which the Companies maintain an account (whether checking, saving or otherwise), or lock box or safe deposit box, and the account numbers and names of Persons having signing authority or other access thereto; and

     (b) all names under which the Companies have conducted the Business or which it has otherwise used at any time during the past five years.


     4. Representations and Warranties of Buyer

     Buyer hereby represents and warrants to Sellers as follows:

     4.1 Organizational Status. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada and is qualified to do business in any jurisdiction where it is required to be so qualified. The Charter Documents of Buyer that have been delivered to Sellers as of the date hereof are effective under applicable Laws and are current, correct and complete.

     4.2 Authorization. Buyer has the requisite power and authority to own its assets and to carry on its business. Buyer has the requisite power and authority to execute and deliver the Transaction Documents to which it is a party and to perform the Transactions performed or to be performed by it. Such execution, delivery and performance by Buyer have been duly authorized by all necessary corporate action. Each Transaction Document has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

     4.3 Consents and Approvals. Neither the execution and delivery by Buyer of the Transaction Documents to which it is a party, nor the performance of the Transactions performed or to be performed by Buyer, require any filing, consent or approval, constitute a Default or cause any payment obligation to arise under
(a) any Law or Court Order to which Buyer is subject, (b) the Charter Documents or bylaws of Buyer or (c) any Contract, Governmental Permit or other document to which Buyer is a party or by which the properties or other assets of Buyer may be subject.

     4.4 No Proceedings. No suit, action or other proceeding is pending or, to Buyer's knowledge, threatened before any Governmental Authority seeking to restrain Buyer or prohibit Buyer's entry into this Agreement or prohibit the Closing, or seeking damages against Buyer or its properties as a result of the consummation of this Agreement.

     4.5 Capitalization; Ownership of Shares. The authorized capital stock of Buyer consists of 100,000,000 authorized shares of common stock, $.001 par value and 5,000,000 shares of preferred stock, $.001 par value. As of July 1, 2002:
(a) 4,192,845 shares of Buyer's common stock are issued and outstanding; (b) 1,100 shares of Buyer's Series B preferred stock are issued and outstanding and
406.667 shares of Buyer's Series C preferred  stock are issued and  outstanding;
(c) no options to acquire any Buyer Shares are outstanding; (d) 5,000,000 shares of Buyer Shares are reserved for issuance in connection with Buyer's employee stock option plan; and (e) no warrants to purchase any Buyer Shares are outstanding. The shares of Buyer Shares issued to the Sellers pursuant to the terms of this Agreement will be duly authorized, validly issued, fully paid, and nonassessable. None of such shares of Buyer Shares will be issued to the Sellers in violation of any preemptive or preferential rights of any Person.

     4.6 No Liens on Shares of Buyer Shares. The Buyer Shares to be issued to the Sellers pursuant to the terms of this Agreement (a) will be free and clear of any liens, restrictions, security interests, claims, rights of another, or Encumbrances of any kind whatsoever; (b) will not be subject to any outstanding options, warrants, calls, or similar rights of any other person to acquire the same; and (c) will not be subject to any restrictions on transfer thereof. Buyer has the full power and authority to convey, and will convey to the Sellers, good and marketable title to such shares of Buyer Shares, free and clear of all such liens, restrictions, security interests, claims, rights of another or Encumbrances of any kind whatsoever.

     4.7 SEC Reports and Financial Statements. Buyer has timely filed all reports required to be filed with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act since September 13, 2000 (collectively, the "Buyer SEC Reports"). As of their respective dates, the Buyer SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Buyer SEC Reports. None of such Buyer SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the audited balance sheets of Buyer and the related audited statements of operations, stockholders equity and cash flows and unaudited interim financial statements included in the Buyer SEC Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects, with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presented the consolidated financial position and the results of operations and the changes in financial position of Buyer and its consolidated subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein.

     4.8 Financing. Buyer has all funds necessary to perform its obligations under this Agreement, and financing is not a condition to Buyer's obligations to close.

     4.9 Replacement Insurance. Buyer shall have the necessary insurance policy in place at the Final Closing to replace all of CURA's obligations under the Finance Agreement and related agreements.

     4.10 Finder's Fees. Brentwood Capital Corporation was retained by Buyer to provide investment advisory and consultive services to Buyer in connection with this Transaction and its compensation therefore is the sole responsibility of Buyer. Gordon Stone was retained by the Sellers to provide investment advisory and consultive services to the Sellers in connection with the Transactions and Buyer has agreed to pay the compensation due Gordon Stone notwithstanding that said compensation is the sole responsibility of the Sellers. No other Person has been retained by Buyer that will be entitled to any commission or finder's or similar fee in connection with the Transactions.

     4.11 Accuracy of Information. To Buyer's Knowledge, no representation or warranty by Buyer in any Transaction Document, and no information contained therein or otherwise delivered by or on behalf of Buyer to any other party in connection with the Transactions contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which such statements were made.


5. Covenants of Sellers and the Companies

     5.1 Conduct of the Business. Except as contemplated or otherwise consented to by Buyer in writing, after the date of this Agreement, the Companies shall carry on the Business in the ordinary course. In furtherance of and in addition to such restriction, (a) the Companies shall not: amend their Charter Documents or bylaws; merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire any business of, any corporation, partnership or other business organization or business division thereof; split, combine or reclassify its outstanding capital stock; enter into any Contract or otherwise incur any Liability outside the ordinary course of business; discharge or satisfy any Encumbrance or pay or satisfy any material Liability except pursuant to the terms thereof; compromise, settle or otherwise adjust any material claim or litigation; make any capital expenditure involving in any individual case more than $10,000; incur any indebtedness for borrowed money or issue any debt securities; declare or pay any dividend or other distribution on its capital stock; materially decrease its working capital; increase the salaries or other compensation payable to any employee, or take any action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 3.21 would be likely to occur, and (b) the Companies shall maintain and service the Assets consistent with past custom and practice and preserve intact the current business organization of the Companies.

     5.2 Access to Information. From the date of this Agreement to the Initial Closing, the Shareholders shall cause the Companies to give to Buyer and its officers, employees, counsel, accountants and other representatives access to and the right to inspect, during normal business hours, all of the assets, records, contracts and other documents relating to the Companies as the other party may reasonably request so long as such access does not interfere with the normal business operations of the Companies. Buyer shall not use such information for purposes other than in connection with the transactions contemplated by this Agreement and shall otherwise hold such information in confidence until such time as such information otherwise becomes publicly available and will sign such standard and customary non-disclosure agreements as are reasonably requested by the Companies.

     5.3 No Solicitation. From and after the date hereof until the date of termination of this Agreement pursuant to Section 11, without the prior written consent of Buyer, each Seller and the Companies will not, and will not authorize or permit any Seller Representative to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate knowingly any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal from any Person, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal. The Companies or any Seller that receives any such inquiries, offers or proposals shall (a) notify Buyer orally and in writing of any such inquiries, offers or proposals (including the terms and conditions of any such proposal and the identity of the person making it), within 48 hours of the receipt thereof, (b) keep Buyer informed of the status and details of any such inquiry, offer or proposal, and (c) give Buyer five days' advance notice of any agreement to be entered into with, or any information to be supplied to, any Person making such inquiry, offer or proposal. As used herein, "Acquisition Proposal" means a proposal or offer (other than pursuant to this Agreement) for a tender or exchange offer, merger, consolidation or other business combination involving any or any proposal to acquire in any manner a substantial equity interest in, or all or substantially all of the Assets. Notwithstanding the foregoing, the Sellers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any Person to do or seek any of the foregoing to the extent their fiduciary duties may require.

     5.4 Existing Employment Agreements and Other Liabilities. Each Seller, effective as of the Final Closing, hereby consents to the cancellation of any Contract that the Shareholders have with the Companies, including any employment agreement, and also releases and discharges the Companies and the Buyer from any and all Liabilities other than (a) those arising out of this Agreement or any other Transaction Documents and (b) those related to wages due to the Sellers in the ordinary course.

     5.5 Expenses. Each party to this Agreement shall pay all of its legal, accounting and other expenses incurred in connection with the Transactions.

     5.6 Confidentiality.


     (a) Each Shareholder recognizes and acknowledges that by reason of his involvement with or employment in the Business, it or he has or may have had access to Trade Secrets relating to the Business. Each Shareholder acknowledges that such Trade Secrets are a valuable and unique asset and covenants that he will not disclose any such Trade Secrets to any Person for any reason whatsoever, unless such information (a) is in the public domain through no wrongful act of such Shareholder, (b) has been rightfully received from a third party without restriction and without breach of this Agreement, or (c) except as may be required by law.

     (b) The terms of this Section 5.6 shall apply to each Shareholder and to any other Person controlled by any Shareholder and any of their respective Affiliates that it or he controls to the same extent as if they were parties hereto, and each such Shareholder shall take whatever actions may be necessary to cause any such party or Affiliate to adhere to the terms of this Section 5.6.

     (c) In the event of any breach or threatened breach by any party of any provision of Section 5.6, Buyer shall be entitled to injunctive or other equitable relief, restraining such party from using or disclosing any Trade Secrets in whole or in part, or from engaging in conduct that would constitute a breach of the obligations of a party under Section 5.6. Such relief shall be in addition to and not in lieu of any other remedies that may be available, including an action for the recovery of Damages, all of which may be sought only in accordance with the arbitration provisions of this Agreement.

     5.7  Non-Compete.

     (a) Unless the context or subject matter otherwise requires, the following terms shall have the following meanings:

          (i) "Restricted Business" means the business of providing professional employer organization services, co-employment, human resources, and labor management services.

          (ii) "Restricted  Area" means the counties of Miami-Dade,  Broward and
     Palm  Beach,  within  the  State  of  Florida.   ..................   (iii)
     "Restricted Period" means from the date of this Agreement until three (3) years from the Final Closing.

     (b) Undertakings. Each Shareholder hereby undertakes to Buyer that he will not, either alone or jointly with others, whether as principal, agent, manager, equity holder or in any other capacity, directly or indirectly through any other entity or person, for his own benefit or that of others:

          (i) At any time during the Restricted Period engage in or carry on any Restricted Business within the Restricted Area in competition with Buyer;

          (ii) At any time during the Restricted Period knowingly assist any competitor of the Buyer to a material extent with the primary purpose of carrying on or developing any Restricted Business in the Restricted Area; and

          (iii) At any time during the Restricted Period provide any financial assistance to any person for the primary purpose of assisting such person to carry on or develop a Restricted Business in the Restricted Area in competition with Buyer.

     Each of the covenants contained in this Section 5.7 is entirely separate and severable and enforceable accordingly. The Sellers hereby agree that each of such covenants is fair and reasonable in all circumstances. In the event that any such restriction shall be found to be void and/or ineffective, but would be valid and effective if some part thereof were deleted or the duration or area of application reduced, such restriction shall apply with such modification, as may be necessary to make it valid and effective.

     Notwithstanding the foregoing, nothing set forth in this Section 5.7 shall prohibit or in any way limit or restrict either Shareholder from participating in or funding any activity or business in which he participates as a director, officer, shareholder or employee as of the date of this Agreement.

     Notwithstanding the foregoing, nothing set forth in this Section 5.7 shall prohibit Sellers from owning not more than one percent (1%) in the aggregate of any class of capital stock of any corporation other than Buyer, if such stock is publicly traded and listed on any national or regional stock exchange or on the NASDAQ national market.


6. Covenants of Buyer

     6.1 Collateral Releases. Buyer shall have each Shareholder and any of their Affiliates released from the FUB Liabilities and shall deliver the Collateral Releases to Sellers on or before July 2, 2003.

     6.2 Replacement Insurance. Buyer shall have the necessary insurance policy in place at the Final Closing to replace all of CURA's obligations under the Finance Agreement and related agreements.

     6.3 Capital Requirements of Regulated States. Prior to the Closing Date, Buyer shall meet any and all capital requirements of the Companies for each of the Required States.


7.   Mutual Covenants

     7.1 Fulfillment of Closing Conditions. At and prior to the Closing, Buyer shall use commercially reasonable efforts to fulfill the conditions specified in Sections 8 and 9 to the extent that the fulfillment of such conditions is within its control. In connection with the foregoing, each such party will (a) refrain from any actions that would cause any of its representations and warranties to be inaccurate in any material respect as of the Closing, (b) execute and deliver the applicable agreements and other documents referred to in Sections 8 and 9,
(c) comply in all material respects with all applicable Laws in connection with its execution, delivery and performance of this Agreement and the Transactions,
(d) use commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals required under any Laws, Contracts or otherwise, and (e) use commercially reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions.

     7.2 Disclosure of Certain Matters. Each Seller will give to Buyer and Buyer will give to each of the Sellers prompt notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed by such party under this Agreement, (b) would cause any of the representations and warranties of such party contained herein to be inaccurate or otherwise misleading, except as contemplated by the terms hereof, or (c) gives any such party any reason to believe that any of the conditions set forth in Sections 8 and 9 will not be satisfied prior to the Termination Date (defined below).

     7.3 Public Announcements. Shareholders and Buyer shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and the Transactions and, except as may be required by applicable federal or state securities laws, none of such Parties nor any other parties shall issue any such press release or make any such public statement without the consent of the other parties hereto.

     7.4 Confidentiality. If the Transactions are not consummated, each party shall treat all information obtained in its investigation of any other party or any Affiliate thereof, and not otherwise known to them or already in the public domain, as confidential and shall not use or otherwise disclose such information to any third party and shall return to such other party or Affiliate all copies made by it or its representatives of Confidential Information provided by such other party or Affiliate.


8.   Conditions Precedent to Obligations of the Sellers

     The obligations of the Sellers to consummate the Transactions are subject to the satisfaction prior thereto of each of the following conditions:

     8.1 Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on the date hereof and (except to the extent such representations and warranties are expressly limited to an earlier date) shall also be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     8.2 Agreements, Conditions and Covenants. Buyer shall have performed or complied with all agreements, conditions and covenants required by this Agreement to be performed or complied with by it on or before the Closing Date.

     8.3 Certificates. Sellers shall have received a certificate executed by an executive officer of Buyer, dated the Closing Date, to the effect that the conditions specified in Sections 8.1 and 8.2 have been satisfied, and shall have received any other certificates reasonably requested by Sellers' counsel.

     8.4 Legality. No Law or Court Order shall have been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of making the purchase and sale of the Assets illegal or otherwise prohibiting the consummation of such purchase and sale.


9.   Conditions Precedent to Obligations of Buyer

     All obligations of Buyer to consummate the Transactions are subject to the satisfaction (or waiver) prior thereto of each of the following conditions:

     9.1. Representations and Warranties. The representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects on the date hereof and (except to the extent such representations and warranties are expressly limited to an earlier date) shall also be true and correct on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date.

     9.2. Agreements, Conditions and Covenants. Sellers shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by them on or before the Closing Date.

     9.3 Certificates. Buyer shall have received a certificate executed by an executive officer of the Companies and each Seller, dated the Closing Date, to the effect that the conditions specified in Sections 9.1 and 9.2 have been satisfied, and shall have received any other certificates reasonably requested by Buyer's counsel.

     9.4 Legality. No Law or Court Order shall have been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and (a) has the effect of making the purchase and sale of the Assets illegal or otherwise prohibiting the consummation of such purchase and sale or (b) has a reasonable likelihood of causing a Material Adverse Effect.

     9.5 Exhibits. The parties hereto expressly agree that, in the event that all of the exhibits to this Agreement have not been finalized at the time that this Agreement is executed, Buyer and Sellers shall use their best efforts to negotiate in good faith the terms and conditions of such exhibits and shall endeavor in good faith to provide any such exhibits as soon as possible.


10.  Indemnification

     10.1 By Sellers. From and after the Closing Date, the Sellers, jointly and severally, shall indemnify and hold harmless Buyer and its successors and assigns, and their respective officers, directors, employees, shareholders, agents, Affiliates and any Person who controls any of such Persons within the meaning of the Securities Act or the Exchange Act (each, a "Buyer Indemnified Party") from and against any liabilities, claims, demands, judgments, losses, costs, damages or expenses whatsoever (including reasonable attorneys', consultants' and other professional fees and reasonable disbursements of every kind, nature and description incurred by such Indemnified Party in connection therewith) (collectively, "Damages") that such Buyer Indemnified Party may sustain, suffer or incur and that result from, arise out of or relate to (a) any breach of any of the respective representations, warranties, covenants or agreements of any Seller contained in this Agreement or in the Closing Certificates, and (b) any Liability of any Seller involving Taxes due and payable by, or imposed on the Companies with respect to any Shareholder for any and all taxable periods ending on or prior to the Initial Closing (whether or not such Taxes have been due and payable) (collectively, "Buyer Indemnifiable Damages"). Any Buyer Indemnifiable Damages, subject to the foregoing indemnification rights of Buyer, may at Sellers' option be paid to such Buyer Indemnified Party by delivery of all or a portion of Buyer Shares. In any such instance, such Buyer Indemnifiable Damages shall be converted into a number of shares equal to the amount of such Buyer Indemnifiable Damages divided by the Per Share Price. Notwithstanding anything to the contrary set forth in this Agreement, the maximum amount of Buyer Indemnifiable Damages for which the Sellers shall be collectively liable hereunder shall in no event exceed Three Million Dollars ($3,000,000).

     10.2 By Buyer. From and after the Closing Date, Buyer shall, or in connection with Section 10.2(c) shall cause the Companies to, indemnify and hold harmless each Seller and his respective heirs, legal representatives, successors and assigns, and (if any) their respective officers, directors, employees, agents, Affiliates and any person who controls such Persons with the meaning of the Exchange Act (each a Sellers Indemnified Party) from and against any Damages that such Sellers Indemnified Party may sustain, suffer or incur and that result from, arise out of or relate to: (a) any breach of any of the respective representations, warranties, covenants or agreements of Buyer contained in this Agreement; (b) the nonfulfillment of any covenant, undertaking, agreement or other obligation of Buyer under this Agreement and (c) Sellers' capacities as directors and officers of the Companies in respect to any acts or omissions occurring at or prior to the Closing Date, to the fullest extent allowed by applicable law.

10.3 Procedure for Claims.

     (a) Any Person that desires to seek indemnification  under any part of this
Section 10 (each, an "Indemnified Party") shall give notice (a "Claim Notice") to each party responsible or alleged to be responsible for indemnification hereunder (an "Indemnitor") prior to any applicable Expiration Date specified below. Such notice shall explain with specificity the nature of the claim, the specific section of this Agreement to which the claim relates and the parties known to be involved, and shall specify the amount of the estimated damages relating thereto. If the matter to which a claim relates shall not have been resolved as of the date of the Claim Notice, the Indemnified Party shall estimate the amount of the claim in the Claim Notice, but shall also specify therein that the claim has not yet been liquidated (an "Unliquidated Claim"). If an Indemnified Party gives a Claim Notice for an Unliquidated Claim, the Indemnified Party shall also give a second Claim Notice (the "Liquidated Claim Notice") within 60 days after the matter giving rise to the claim becomes finally resolved, and the Second Claim Notice shall specify the amount of the claim. Each Indemnitor to which a Claim Notice is given shall respond to any Indemnified Party that has given a Claim Notice (a "Claim Response") within 60 days (the "Response Period") after the later of (i) the date that the Claim Notice is given or (ii) if a Claim Notice is first given with respect to an Unliquidated Claim, the date on which the Liquidated Claim Notice is given. Any Claim Notice or Claim Response shall be given in accordance with the notice requirements hereunder, and any Claim Response shall specify whether or not the Indemnitor giving the Claim Response disputes the claim described in the Claim Notice. If any Indemnitor fails to give a Claim Response within the Response Period, such Indemnitor shall be deemed not to dispute the claim described in the related Claim Notice. If any Indemnitor elects not to dispute a claim described in a Claim Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of such claim shall be conclusively deemed to be an obligation of such Indemnitor. For the purposes of the immediately preceding sentence, an Indemnitor's failure to give a timely Claim Response shall not be deemed an election not to dispute a Claim Notice unless the Indemnified Party shall have given a second Claim Notice after expiration of the Response Period and, another 20 days after the date on which the Indemnified Party shall have given such second Claim Notice shall have expired without the Indemnitor's having given a Claim Response within such period.

     (b) If any Indemnitor shall be obligated to indemnify an Indemnified Party hereunder, such Indemnitor shall pay to such Indemnified Party within 30 days after the last day of the Response Period the amount to which such Indemnified Party shall be entitled. In the event of a dispute as to the amount or manner of indemnification under this Section 10, the Indemnified Party may pursue whatever legal remedies may be available for recovery of the Damages claimed from any Indemnitor in accordance with the arbitration provisions of this Agreement. If any Indemnitor fails to pay all or part of any indemnification obligation when due, then such Indemnitor Party shall also be obligated to pay to the applicable Indemnified Party interest on the unpaid amount for each day during which the obligation remains unpaid at an annual rate equal to the Prime Rate. The Prime Rate in effect on the first business day of each calendar quarter shall apply to the amount of the unpaid obligation during such calendar quarter.

     10.4 Claims Period. Any claim for indemnification under this Section 10 shall be made by giving a Claim Notice under Section 10.3 on or before the first anniversary of the Final Closing (the "Expiration Date"). So long as an Indemnified Party gives a Claim Notice for an Unliquidated Claim on or before the Expiration Date, such Indemnified Party shall be entitled to pursue its rights of indemnification regardless of the date on which such Indemnified Party gives the related Liquidated Claim Notice.

     10.5 Third Party Claims.

     (a) If any third party shall notify any Indemnified Party with respect to any actions, suits or other administrative or judicial proceedings (each, an "Action") which may give rise to a claim for indemnification against any Indemnifying Party under this Section 10, then the Indemnified Party shall promptly (and in any event within five Business Days' after receiving notice of the Action) notify each Indemnifying Party thereof in writing.

     (b) Any Indemnifying Party will have the right to assume and thereafter conduct the defense of the Action with counsel of his or its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Action without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party.

     (c) Unless and until an Indemnifying Party assumes the defense of the Action, the Indemnified Party may defend against the Action in any manner he or it reasonably may deem appropriate.

     (d) In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to any Action without the prior written consent of each of the Indemnifying Parties (which consent shall not be unreasonably withheld).

     10.6 Reduction for Insurance. The amount which an Indemnifying Party is required to pay to, for, or on behalf of any Indemnified Party pursuant to this
Section 10 shall be reduced (including, without limitation, retroactively) by any insurance proceeds actually recovered by or on behalf of the Indemnified Party that reduces the related indemnifiable loss (the "Indemnifiable Loss"). An amount required to be paid, as so reduced, is hereinafter sometimes referred to as an "Indemnity Payment." If an Indemnified Party shall have received, or if an Indemnifying Party shall have paid on its behalf, an Indemnity Payment in respect of an Indemnifiable Loss and shall subsequently receive, directly or indirectly, insurance proceeds in respect of such Indemnifiable Loss, then such Indemnified Party shall promptly pay to the Indemnifying Party the amount of such insurance proceeds, or, if less, the amount of the Indemnity Payment. The parties hereto agree that the foregoing shall not affect the subrogation rights of any insurance companies making payments hereunder.

     10.7 Exclusive Remedy; Limitation of Liability. Buyer acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Section 10. No Seller shall have any liability to Buyer or any Buyer indemnified person for any claim arising out of the negotiation, execution or delivery of this Agreement, or the transactions provided for herein, whether for defense, indemnification or otherwise, except as provided for in this Section 10. In furtherance of the foregoing, Buyer hereby waives, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it or the Companies may have against Sellers arising under or based upon any Law or Environmental Law, or otherwise except to the extent specifically provided in this Section 10. Notwithstanding the foregoing, nothing in this Agreement shall limit the rights of and remedies available to Buyer in the event of fraud or intentional misconduct on the part of the Companies or any Seller.


11. Termination

     11.1 Grounds for Termination. This Agreement may be terminated at any time before the Final Closing:


          (a) By mutual written consent of Shareholders and Buyer;

          (b) By Sellers or Buyer if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a Court Order (which Court Order the parties shall use commercially reasonable efforts to lift) that permanently restrains, enjoins or otherwise prohibits the Transactions, and such Court Order shall have become final and nonappealable;

          (c) By Buyer, if any Seller shall have breached, or failed to comply with, any of its or his obligations under this Agreement or any representation or warranty made by any Shareholder shall have been incorrect when made, and such breach, failure or misrepresentation is not cured within 20 days after notice thereof; or

          (d) By any Seller, if Buyer shall have breached, or failed to comply with any of its obligations under this Agreement or any representation or warranty made by it shall have been incorrect when made, and such breach, failure or misrepresentation is not cured within 20 days after notice thereof.

         11.2 Effect of Termination. If this Agreement is terminated pursuant to
Section 11.1, the agreements contained in Section 7.4 shall survive the termination hereof and any party may pursue any legal or equitable remedies that may be available if such termination is based on a breach of another party.


12. General Matters

     12.1 Arbitration.

          (a) All disputes concerning this Agreement shall be determined by an arbitration proceeding in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") (except to the extent such rules and regulations are inconsistent with the provisions of this Section), at the AAA offices located in either New York, New York or Fort Lauderdale, Florida.

          (b) If the parties agree on one arbitrator, the arbitration shall be conducted by such arbitrator. If the parties do not so agree, the parties shall each select one independent, qualified arbitrator. For this purpose, all parties whose interest in the matter being arbitrated are substantially identical shall be treated as a single party entitled to select one arbitrator. If an even number of arbitrators is selected, such arbitrators shall select an additional arbitrator.

          (c) Each party reserves the right to object to any individual arbitrator who is employed by or affiliated with an organization that competes with such party.

          (d) The parties shall have the right to conduct discovery as specified for up to three months. Such discovery shall include the right to take depositions and subpoena witnesses.

          (e) At the request of any party, arbitration proceedings shall be conducted in the utmost secrecy. In such case, all documents, testimony, and records shall be received, heard and maintained by the arbitrators in secrecy under seal, available for the inspection only of the parties and their respective attorneys and experts who have agreed in advance in writing to receive and maintain all such information in confidence until such information becomes generally known.

          (f) The arbitrators shall act by majority vote. The arbitrators shall issue a written opinion of their findings of fact and their conclusions of law at the request of any party to the proceeding and at the expense of such requesting party.

          (g) The arbitrators shall be able to decree any and all relief of an equitable nature, including without limitation such relief as a temporary restraining order and a preliminary or permanent injunction, and shall also be able to award damages, with or without an accounting, and costs, except that the prevailing party shall be entitled to its reasonable attorneys' fees. The decree or judgment of an award rendered by the arbitrators shall be binding upon the parties and may be entered in any court having jurisdiction thereof.

          (h) Reasonable notice of the time and place of arbitration shall be given to all persons as required by law. Such persons and their authorized representatives shall have the right to attend and participate in all the arbitration hearings in such manner as the law requires.

     12.2 Contents of Agreement. This Agreement, together with the other Transaction Documents, sets forth the entire understanding of the parties with respect to the Transactions and supersedes all prior agreements or understandings among the parties regarding those matters.

     12.3 Amendment, Parties in Interest, Assignment. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by each of the parties hereto. If any provision of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the parties. Nothing in this Agreement shall confer any rights upon any Person other than Shareholders and Buyer and their respective heirs, legal representatives, successors and permitted assigns. No party hereto shall assign this Agreement or any right, benefit or obligation hereunder.

     12.4 Further Assurances. At and after the Closing, Sellers and Buyer shall execute and deliver any and all documents and take any and all other actions that may be deemed reasonably necessary by their respective counsel to complete the Transactions.

     12.5 Interpretation. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to any gender include both genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "but not limited to," and (e) references to "hereunder" or "herein" relate to this Agreement. The section and other headings contained in this Agreement are for reference purposes only and shall not control or affect the construction of this Agreement or the interpretation thereof in any respect. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under GAAP. Any reference to a party's being satisfied with any particular item or to a party's determination of a particular item presumes that such standard will not be achieved unless such party shall be satisfied or shall have made such determination in its sole or complete discretion.

     12.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be binding as of the date first written above, and all of which shall constitute one and the same instrument. Each such copy shall be deemed an original.

     12.7 Schedules. Any items listed or described on SCHEDULES shall be listed or described under a caption that identifies the Sections of this Agreement to which the item relates.

     12.8 Waiver. No failure of any party hereto to require, and no delay by any such party in requiring the other to comply with any provision of this Agreement shall constitute a waiver of the right to require such compliance. No failure of any party hereto to exercise, and no delay by such party in exercising any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by any party of any right or remedy under this Agreement shall be effective unless made in writing. Any waiver by any party of any right or remedy under this Agreement shall be limited to such specific instance and shall not constitute a waiver of such right or remedy in the future.


13.  Remedies

     The indemnification rights under Section 10 are independent of and in addition to such rights and remedies as the parties may have at law or in equity or otherwise (subject to Section 12 hereof) for any misrepresentation, breach of warranty or failure to fulfill any agreement or covenant hereunder on the part of any party hereto, including the right to seek specific performance, rescission or restitution, none of which rights or remedies shall be affected or diminished by Section 10. Buyer acknowledges that Section 10 shall be the exclusive remedy of the Buyer for any breach of the representations and warranties in Section 3 above with respect to such individuals, except for any willful misrepresentation, willful breach of warranty or willful failure to fulfill any agreement or covenant.


14.  Notices

     All notices that are required or permitted hereunder shall be in writing and shall be sufficient if personally delivered or sent by mail, Federal Express or other delivery service that confirms receipt of delivery. Any notices shall be deemed given upon the earlier of the date when received, or the third day after the date when sent by registered or certified mail, or the day after the date when sent by Express carrier to the address set forth below, unless such address is changed by written notice to the other party hereto:

If to the Sellers:

     Danny L. Willard
     Alan B. Willard
     5391 Nob Hill Road
     Sunrise, FL 33341

     with a required copy to:

     Sellers' Counsel

     Holland & Knight, LLP
     One East Broward Boulevard
     Suite 1300
     Fort Lauderdale, Florida  33301
     Attn:  Heather C. Keith, Esq.

     with a required copy to:

     Sellers' Accountant

     William T. Robinson, CPA
     10235 W. Sample Road
     Suite 107
     Coral Springs, Florida  33065


If to the Companies:

     The Cura Group, Inc.,
     The Cura Group II, Inc. and
     The Cura Group II, Inc.
     c/o 5101 NW 21st Avenue, Suite 350
     Fort Lauderdale, Florida  33309

     with a required copy to:

    Sellers' Counsel

    Holland & Knight, LLP
    One East Broward Boulevard
    Suite 1300
    Fort Lauderdale, Florida  33301
    Attn:  Heather C. Keith, Esq.


If to the Buyer:

     Certified Services, Inc.
     10602 Timberwood Circle, #9
     Louisville, Kentucky  40223

     with a required copy to:

     Levy, Boonshoft & Spinelli, P.C.
     477 Madison Avenue, 14th Floor
     New York, New York  10022
     Attn:   Charles J. Spinelli


15.  Governing Law

     This Agreement shall be construed and interpreted in accordance with the laws of the State of New York without regard to its provisions concerning conflict of laws.


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     IN WITNESS WHEREOF,  this Stock Purchase Agreement has been executed by the parties hereto as of the day and year first written above.


                                    CERTIFIED SERVICES, INC.


 /s/                                BY:  /s/
--------                                ---------------
Witness                                 ANTHONY R. RUSSO
                                        President, CEO

                                   THE CURA GROUP, INC.


 /s/                               BY: /s/
---------                              ----------------
Witness                            ALAN B. WILLARD
                                   President


                                   THE CURA GROUP II, INC.


 /s/                               BY: /s/
----------                            ----------------
Witness                            ALAN B. WILLARD
                                   President


                                   THE CURA GROUP III, INC.


 /s/                               BY: /s/
----------                            ----------------
Witness                               ALAN B. WILLARD
                                      President


 /s/                               BY: /s/
-----------                           ----------------
Witness                              ALAN B. WILLARD

 /s/                                  /s/
-----------                          -----------------
Witness                              DANNY L. WILLARD